SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
           (Under the Securities Exchange Act of 1934)

                          Medivest, Inc.
                         (Name of Issuer)

                       Common Voting Stock
                  (Title of Class of Securities)

                            584933 30 3
                          (CUSIP Number)

Leonard W. Burningham, Suite 205, 455 East 500 South, Salt Lake City, UT 84111, (801-363-74ll)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                         March 15, 1999
     (Date of Event which Requires Filing of this Statement)

     1. Peterson & Sons Holding Co., a Nebraska corporation ("Peterson & Sons"), and Norman L. Peterson, President.

     2.   (a)__.

          (b) X.

     3.
_____________________________________________________________________
                          (SEC use only)

     4.   PF.

     5.   None; not applicable.

     6.   Nebraska.
     Peterson & Sons:
     Number of Shares         7.   Sole Voting Power: 2,900,000.
     Beneficially Owned       8.   Shared Voting Power: 2,900,000.
     by Each Reporting Person 9.   Sole Dispositive Power: 2,900,000.
                             10.   Shared Dispositive Power: None.
     6.   U.S.
     Norman L. Peterson:
     Number of Shares         7.   Sole Voting Power: None.
     Beneficially Owned       8.   Shared Voting Power: 2,900,000.
     by Each Reporting Person 9.   Sole Dispositive Power: None.
                             10.   Shared Dispositive Power: None.

     11.  2,900,000.

     12. __X__(No shares are excluded in the numerical or percentage computations herein).

     13.  66.3%.

     14.  IN.

     Item 1. Medivest, Inc., a Utah corporation (SEC File No. 1-10077 [the "Company"]); 11011 King Street, Suite #260, Overland Park Kansas 66210; $0.001 par value common voting stock.

     Item 2.(a) Norman L. Peterson.
            (b) 11011 King Street, Suite #260, Overland Park, Kansas 66210.
            (c) Investment and as a director and executive officer.
            (d) None.

     Item 3.   Personal funds.

     Item 4. The purpose of the transaction was a change of control of the Company whereby the reporting person became the controlling stockholder of the Registrant, for investment, and for its principal executive officer to assume control as a director and executive officer and to pursue oil and gas acquisitions.

     Item 5.(a)  See Number 6, above.
            (b)  See Number 6, above.
            (c)  None.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6.   None, not applicable.

     Item 7.   None, not applicable.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                              PETERSON & SONS HOLDING CO.


Dated: 3/24/99                By/s/Norman L. Peterson
       -------                -------------------------
                              Norman L. Peterson, President


Dated: 3/24/99                By/s/Norman L. Peterson
       -------                -------------------------
                              Norman L. Peterson